Prophecy drills 89 meters grading 279 g/t Ag, 1.28% Zn and 1.17% Pb, including 12 meters grading 1,085g/t Ag starting 16 meters downhole at its Paca Silver Project in Bolivia

Vancouver, British Columbia, October 28, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to announce the diamond drilling results from Prophecy’s 100% controlled Paca silver project in the Potosi department of Bolivia. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole.

Phase 1 Drill highlights include:

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PND107: 54.0 meters of 238 g/t AgEq (151 g/t Ag, 1.01% Zn, 1.17% Pb) from 55.0 to 109.0 meters;

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PND108: 24.0 meters of 307 g/t AgEq (200 g/t Ag, 0.60% Zn, 2.12% Pb) from 33.0 to 57.0 meters;

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PND109: 28.0 meters of 281 g/t AgEq (242 g/t Ag, 0.27% Zn, 0.69% Pb) from 15.0 to 43.0 meters;

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PND110: 89.0 meters of 378 g/t AgEq (279 g/t Ag, 1.28% Zn, 1.17% Pb) from 9.0 to 98.0 meters;

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PND112: 1.0 meters of 904 g/t AgEq (890 g/t Ag, 0.05% Zn, 0.31% Pb) from 21.0 to 22.0 meters;

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PND 113: 25.0 meters of 209 g/t AgEq (196 g/t Ag, 0.04% Zn, 0.29% Pb) from 3.0 to 28.0 meters.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2017 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated November 22nd, 2017). Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results

PUD110 reported the highest silver width-grade intercept at the Paca project to date, which now has over 19,000 drill meters completed between Prophecy and the previous operator since 2002.

These Phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI43-101 compliant resource estimate prepared independently by Mercator Geological Services Ltd in 2017 (Effective from October 20th, 2017; available on SEDAR.com):

Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag	Pb	Zn	Ag Eq. (g/t)
200	Inferred	2,540,000	256g/t	1.03%	1.10%	342
Contained Metals (million oz,lb,lb)			20.9	57.7	61.6

Notes:

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
Tonnes are rounded to nearest 10,000.
(10)
Contained Metals Based On October 20, 2017 Paca Deposit** Mineral Resource Estimate
(11)
**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.
(12)
The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

The Pulacayo-Paca Mining Production Contract was executed on October 3, 2019 between Prophecy and the Bolivian government, granting Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

Michael Doolin, Prophecy’s CEO states: “This drill program further solidifies Paca as a top-tier open pit silver deposit with excellent potential to expand the resource base to the east, north, and at depth. I would like to congratulate our team in Bolivia for their efforts in obtaining the Mining Production Contract and in completing this very successful 1,000 meter Paca drill campaign which was completed, from the start of drilling to full assay reporting, in one month and under budget. Our team is very excited to advance this large, district style Pulacayo-Paca silver project with unwavering support from local community and the Bolivian government”

Shortly, Prophecy plans to announce the commencement of a Phase 2, 5,000 meter drill program to expand near-surface resources at Paca and Pulacayo, which has ~3km strike length and is located 7km south of Paca.

The complete detailed composited drill intersections of mineralization are tabulated as below:

Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
	55.0	109.0	54.0	151	1.01	1.17	238
incl…	70.0	77.0	7.0	178	0.97	1.37	271
and…	70.0	109.0	39.0	180	1.20	1.34	283
and…	87.0	109.0	22.0	240	1.23	1.65	355
PND108
	15.0	65.0	50.0	135	0.40	1.42	208
incl…	33.0	57.0	24.0	200	0.60	2.12	307
and…	33.0	43.0	10.0	257	0.41	1.49	333
	94.0	96.0	2.0	160	0.94	0.52	220
PND109
	15.0	43.0	28.0	242	0.27	0.69	281
incl…	20.0	29.0	9.0	391	0.26	1.10	445
and…	24.0	26.0	2.0	1223	0.42	3.20	1365
and…	37.0	43.0	6.0	282	0.31	0.52	315
	75.0	173.0	98.0	15	2.47	1.28	168
incl…	93.0	94.0	1.0	167	3.64	1.24	367
PND110
	9.0	182.0	173.0	95	1.63	1.40	273
incl…	9.0	98.0	89.0	279	1.28	1.17	378
and…	9.0	28.0	19.0	718	0.05	0.74	749
and…	9.0	12.0	3.0	145	0.07	0.90	183
and…	16.0	28.0	12.0	1085	0.04	0.71	1115
and…	44.0	180.0	138.0	87	1.59	2.01	233
and…	44.0	46.5	2.5	111	0.61	1.09	179
and…	44.0	98.0	54.0	199	2.03	1.52	343
and…	52.0	54.0	2.0	115	1.61	1.33	234
and…	60.0	82.0	22.0	328	1.98	1.43	466
and…	61.0	65.0	4.0	1248	1.93	2.88	1441
and…	86.0	94.0	8.0	270	2.83	2.74	495
and…	97.0	98.0	1.0	155	3.26	3.03	409
PND111
	0.0	2.4	2.4	110	0.16	0.58	139
PND112
	12.0	28.0	16.0	154	0.08	0.39	173
incl…	21.0	22.0	1.0	890	0.05	0.31	904
	33.0	36.0	3.0	120	0.07	2.40	216
	43.0	44.6	1.6	100	0.23	1.58	171
PND113
	3.0	28.0	25.0	196	0.04	0.29	209
incl…	3.0	17.0	14.0	185	0.04	0.38	202
and…	21.0	28.0	7.0	310	0.04	0.19	320

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101. Prophecy adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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